02 OCT 21 AM 9:03

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
elephone: 01753 837000
elefax: 01753 850872
X No. 3824
ww.morgancrucible.com

02055521

14th October 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Enclosure

dlw 10/28

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

02 OCT 21 AM 9:14

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	17:29 11 Oct 2002
Number	4043C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Nigel Grant Howard

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Nigel Grant Howard

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of Option

7) Number of shares/amount of stock acquired:
NIL

8) Percentage of issued class:
NIL

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
N/A

12) Price per share:
N/A

13) Date of transaction:
N/A

14) Date of notification:
N/A

15) Total holding following this notification:
N/A

16) Total percentage holding of issued class following this notification:
N/A

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
10th October 2002

18) Period during which or date on which exercisable:
1st December 2005 - 31st May 2006

19) Total amount paid (if any) for grant of the option:
NIL

20) Description of shares or debentures involved: class, number:
Ordinary shares of 25p each, 15,281

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
61.84p per share

22) Total number of shares or debentures over which options held following this notification:
61,384

23) Any additional information:
Option granted pursuant to The Morgan Sharesave Scheme 1995

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
11th October 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr William Edward Macfarlane

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr William Edward Macfarlane

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of Option

7) Number of shares/amount of stock acquired:
NIL

8) Percentage of issued class:
NIL

9) Number of shares/amount of stock disposed:

NIL

10) Percentage of issued class:
NIL

11) Class of security:
N/A

12) Price per share:
N/A

13) Date of transaction:
N/A

14) Date of notification:
N/A

15) Total holding following this notification:
N/A

16) Total percentage holding of issued class following this notification:
N/A

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
10th October 2002

18) Period during which or date on which exercisable:
1st December 2005 - 31st May 2006

19) Total amount paid (if any) for grant of the option:
NIL

20) Description of shares or debentures involved: class, number:
Ordinary shares of 25p each, 15,281

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
61.84p per share

22) Total number of shares or debentures over which options held following this notification:
40,281

23) Any additional information:
Option granted pursuant to The Morgan Sharesave Scheme 1995

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
11th October 2002

END

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	17:23 11 Oct 2002
Number	4039C

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares;
HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038 shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 25,390 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867815 1,108,484 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867530 200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372 5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887553 19,570 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887565 14,910 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887577 17,100 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887589 16,750 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887590 15,600 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887607 12,180 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887619 10,518 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867116 646,575 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867268 601,717 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867050 2,251,220 shares; RBSTB Nominees designation Sunpen 247,436 shares; Sun Life International Isle of Man Ltd A/C SLI 11 3,001,500 shares; Chase Nominees Ltd A/C BTO1C 801,188 shares; Chase Nominees Ltd A/C 00994 1,533,648 shares; Other Accounts 3,107,992 shares; HSBC Global Custody Nominee (UK) Ltd A/C 880868 2,647,828 shares; HSBC Global Custody Nominee (UK) Ltd A/C 904009 14,900 shares; HSBC Global Custody Nominee (UK) Ltd A/C 845029 2,000,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 776950 182,048 shares; HSBC Global Custody Nominee (UK) Ltd A/C 844359 1,592,747 shares; HSBC Global Custody Nominee (UK) Ltd A/C 19443 170,124 shares; Axa Equity & Law Nominees Ltd A/C AXARE 200,000 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Letter dated 10/10/02 received 11/10/02

12) Total holding following this notification:
12,079,506 non-material; 16,521,443 material

13) Total percentage holding of issued class following this notification:
5.21% non-material; 7.12% material

14) Any additional information:
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
11th October 2002

END